GOOD WORKS ACQUISITION CORP.

4265 San Felipe, Suite 603

Houston, Texas 77027

October 16, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Good Works Acquisition Corp.

Registration Statement on Form S-1

File No. 333-248333

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Good Works Acquisition Corp., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. (Eastern Time) on October 19, 2020, or as soon thereafter as possible on such date.

Very truly yours,

Good Works Acquisition Corp.

By:	/s/ Cary Grossman
	Name:	Cary Grossman
	Title:	President